Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary		Jurisdiction of Organization

1.	GIA Holdings Corp., Inc.	Delaware

2.	Gulfstream International Airlines, Inc.	Florida

3.	Gulfstream Training Academy, Inc.	Florida